Exhibit 99.3

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

––––––

Form of Proxy for Extraordinary General Meeting

to be held on February 2, 2021

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Autohome Inc., a Cayman Islands exempted company limited by shares (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares of the Company, par value US$0.01 per share (the “Shares”), to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on February 2, 2021 at 12:00 p.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

Only the holders of record of the Shares at the close of business on December 28, 2020 (Eastern Time) (the “Record Date”) are entitled to notice of and to vote at the EGM. Each Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. The quorum of the EGM is at least two or more shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one third (1/3) of the voting rights represented by the issued and outstanding Shares throughout the meeting. This Form of Proxy and the accompanying Notice of Extraordinary General Meeting are first being sent to the shareholders of the Company on or about December 28, 2020.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at the 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at the 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China as soon as possible and in any event no later than January 29, 2021.

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

––––––

Form of Proxy for Extraordinary General Meeting

to be held on February 2, 2021

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________ of _______________________________________________________________________________,

being the registered holder of ____________________________Class A ordinary shares 1 , par value US$0.01 per share, of Autohome Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting 2 or _____________________________________________________ of _______________________________________________________________________________

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China on February 2, 2021 at 12:00 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]

1.

IT IS RESOLVED as a special resolution:

THAT the share capital of the Company be re-organized as follows, effective as of February 5, 2021 (the “Variation of Share Capital”):

a.   all the authorized Class A Ordinary Shares (whether issued or unissued) and Class B Ordinary Shares (whether issued or unissued) in the authorized share capital of the Company be, and hereby are, re-designated as Ordinary Shares, such that following such re-designation, the authorized share capital of the Company shall be US$1,000,000,000 divided into 100,000,000,000 Ordinary Shares of a par value of US$0.01 each;

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Extraordinary General Meeting.

b.  each Ordinary Share (whether issued or unissued) of par value US$0.01 each in the share capital of the Company be, and hereby is, subdivided into 4 shares, with a par value of US$0.0025 each, such that following such subdivision, the authorized share capital of the Company shall be US$1,000,000,000 divided into 400,000,000,000 Ordinary Shares of a par value of US$0.0025 each;

c.   all of the issued and outstanding Class A Ordinary Shares be and hereby are, re-classified and re-designated into Ordinary Shares on a 1:4 basis, all of which shall be duly authorized, validly issued, credited as fully paid and non-assessable;

d.  all of the issued and outstanding options and other awards granted by the Company pursuant to its share incentive plans shall entitle the holders thereof to such number of Ordinary Shares equivalent to four times the number of Class A Ordinary Shares that the holders would be entitled to as originally set out in the relevant award agreement and the Company shall issue such number of Ordinary Shares to the holders of such options or other awards granted pursuant to the share incentive plans upon vesting and exercise of such options or other awards by the holders;

e.   the issuance and allotment of such number of Ordinary Shares to current holders of Class A Ordinary Shares to effect the subdivision of share capital be and hereby is approved and confirmed in all respects;

f.   the register of members of the Company be updated to record the Variation of Share Capital (including the re-designation, subdivision and issuance and allotment of shares) as resolved above, and that share certificates be issued to the holders thereof upon request, with full power and authority hereby granted to any one Director to prepare, sign, seal and deliver any such share certificates; and

g.  the registered office provider of the Company be authorized to attend to all necessary filings with the Registrar of Companies in respect of the foregoing resolutions.”

2.

IT IS RESOLVED as a special resolution:

THAT the adoption of the Fifth Amended and Restated Memorandum of Association and Articles of Association in substitution for and to the exclusion of the Company’s currently effective fourth amended and restated memorandum of association and articles of association be, and hereby is, approved and confirmed in all respects, effective as of February 5, 2021.

Dated _______________	Signature(s) [4]____________________

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.